UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Implantable Vision, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45320E107
(CUSIP Number)

Jeffrey Fanning President Lariat Energy Corporation 4500 Westgrove Dr., Suite 100 Addison, TX 75001 (972) 930-6275
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45320E107
1. Names of Reporting Persons. Lariat Energy Corporation
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 31,500,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 31,500,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 31,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 66.73%
14. Type of Reporting Person (See Instructions) CO

____________________
(1)
Includes (a) 2,272,727 shares of common stock of Implantable Vision, Inc. into which Lariat Energy Corporation has the right to convert a Convertible Promissory Note dated July 10, 2008 in the principal amount of $7,000,000, and (b) 29,227,273 shares Lariat Energy Corporation acquired pursuant to the Portfolio Leasehold Acquisition Agreement dated July 10, 2008.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Implantable Vision, Inc., a Utah corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17101 Preston Road, Suite 210, Dallas, Texas 75248.

Item 2.  Identity and Background

(a) – (c) This Schedule 13D is being filed by Lariat Energy Corporation, a Texas corporation (“Lariat”), with its principal place of business and principal office located at 4500 Westgrove Dr., Suite 100, Addison, TX 75001.  Lariat engages in, among other things, the exploration and development of oil and gas properties.

The name, business address and present principal occupation or employment of each executive officer and director of Lariat are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither Lariat nor, to the knowledge of Lariat, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Lariat nor, to the knowledge of Lariat, any person named on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Lariat is set forth on Schedule A.

Item 3.  Source and Amount of Funds or Other Consideration

On July 10, 2008, pursuant to a Portfolio Leasehold Acquisition Agreement dated July 10, 2008 by and among the Issuer, Lariat, American Petroleum Corporation, a Texas corporation, and Pilgrim Petroleum Corporation, a Delaware corporation (the “Acquisition Agreement”), Lariat acquired from the Issuer (i) 29,227,273 shares of Common Stock (the “Shares”), and (ii) a Convertible Promissory Note in the original principal amount of $7,000,000 (the “Convertible Note”), in exchange for the sale, assignment and transfer of certain oil and gas leases owned by Lariat to the Issuer.  A more detailed description of the Convertible Note is set forth in Item 6 below.

The foregoing description of the Acquisition Agreement and Convertible Note are qualified in their entirety by reference to the Acquisition Agreement, which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed on July 15, 2008 (the “July 15 8-K”), and the Convertible Note, which is attached as Exhibit 10.2 to the July 15 8-K, and each of which is incorporated by reference into this Item 3 and Items 4 and 6 of this Schedule 13D.

Item 4.  Purpose of Transaction

The Shares and Convertible Note were acquired by Lariat for investment purposes.  Consistent with such purpose, Lariat has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as Lariat deems relevant to its investment in the Shares, the Convertible Note, and any other securities of the Issuer.

In light of its ownership percentage of Common Stock, Lariat has control over certain business matters of the Issuer of which holders of Common Stock are entitled to vote thereon.  Lariat intends to exercise its rights as a holder of Common Stock to vote for or against any matter of which holders of common stock are entitled to vote thereon in accordance with its best interest.

Under the terms of the Acquisition Agreement, all officers of the Issuer in office immediately prior to the closing of the transactions contemplated thereby (the “Closing”) resigned effective upon Closing and successor officers were appointed effective upon Closing.  The Acquisition Agreement further provided for the resignation of all directors of the Issuer in office immediately prior to the Closing to be effective upon the expiration of the 10-day period (the “10-day Period”) following the filing and delivery of an Information Statement required by Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, which occurred on July 21, 2008.  Pursuant to the terms of the Acquisition Agreement, two successor directors were appointed to serve on the Issuer’s Board of Directors effective upon Closing.  The Acquisition Agreement further provided for the appointment of the three other successor directors to fill vacancies left by the resigning directors effective upon the conclusion of the 10-day Period.

On July 30, 2008, the Board of Directors of the Issuer repealed its Amended and Restated Bylaws in their entirety and replaced such former bylaws with new Amended and Restated Bylaws to provide for, among other things, (a) a change in the voting requirement by written consent of shareholders by only requiring written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take an action at a meeting at which all shares entitled to vote thereon were present and voting, and (b) revocation of certain voting rights granted to holders of the Issuer’s Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”) under the terms of the prior Amended and Restated Bylaws.

The Issuer’s Board of Directors has approved and recommended that the shareholders approve amendments to the Issuer’s Amended and Restated Articles of Incorporation to provide for, among other things, (a) the change of the Issuer’s name from “Implantable Vision, Inc.” to “Arcland Energy Corporation”, and (b) the change in the number of shares of Common Stock into which each share of Preferred Stock may be converted from ten to sixteen shares. The proposed amendments will be put to a vote of the Issuer’s shareholders at an upcoming special meeting.

On July 28, 2008, the Issuer executed an Assignment and Assumption Agreement dated July 28, 2008 with its wholly owned subsidiary, BT Acquisitions, Inc., a Colorado corporation (“BTA”), effectively transferring and assigning all of the assets and liabilities related to or useful in connection with the Issuer’s implantable lens business into BTA (the “Lens Business Transfer”).  Subsequent to the Lens Business Transfer, the Issuer also entered into a Stock Purchase Agreement with certain shareholders of the Issuer (the “Purchasers”) pursuant to which the Purchasers collectively purchased all of the issued and outstanding shares of BTA, in exchange for 30,000,000 shares of Common Stock, which were to be retired and cancelled by the Issuer (the “Divestiture Transaction”) under the terms of the Stock Purchase Agreement.  As a result of the Divestiture Transaction and the cancellation and retirement of 30,000,000 shares, Lariat’s percentage ownership of the issued and outstanding Common Stock of the Issuer increased from 39% to 66.73%.

Lariat will continue to evaluate its investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease its investment position in the Shares, the Convertible Note and other securities of the Issuer.  Lariat reserves the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, Lariat and, to the knowledge of Lariat, any of the persons named on Schedule A hereto has or have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Lariat may be deemed to beneficially own an aggregate of 31,500,000 shares of Common Stock, representing 66.73% of the outstanding shares of Common Stock (based on 44,931,689 shares of Common Stock outstanding as of August 7, 2008. The 31,500,000 shares deemed beneficially owned by Lariat include 2,272,727 shares issuable upon conversion of principal under the Convertible Note. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities. Shares exercisable or convertible into shares of Common Stock within 60 days of August 7, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the beneficial ownership of such person.

(b) Lariat has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares, the Convertible Note, and the shares of Common Stock issuable upon conversion of the Convertible Note.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by Lariat during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Acquisition Agreement (the form of which is attached hereto as Exhibit 1 and is incorporated herein by reference in response to this Item 6), on July 10, 2008, the Issuer purchased certain oil and gas leases from Lariat for the Shares and the Convertible Note (the form of which is attached hereto as Exhibit 2 and is incorporated herein by reference in response to this Item 6).

The Convertible Note bears interest at a rate of prime plus 1%, with principal and interest due and payable on July 10, 2010.  The Convertible Note principal is convertible into shares of Common Stock at a conversion price of $3.08 per share (subject to certain adjustments).  The Convertible Note principal may be converted into shares of Common Stock at any time prior to maturity, in whole or in part, at the election of Lariat.

Other than the matters described herein and in Item 4, neither Lariat, nor to the knowledge of Lariat, any person named on Schedule A has or have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Portfolio Leasehold Acquisition Agreement dated July 10, 2008, by and among the Issuer, Lariat and other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on July 15, 2008).

Exhibit 2:  Convertible Promissory Note dated July 10, 2008, issued by the Issuer to Lariat (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on July 15, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2008	LARIAT ENERGY CORPORATION

By: /s/ Jeffrey Fanning
Name: Jeffrey Fanning
Title: President

SCHEDULE A

Set forth below is a list of the executive officers and directors of Lariat, setting forth the present principal occupation or employment of each such person.  The present business address of each such person is 4500 Westgrove Dr., Suite 100, Addison, TX 75001.  Each such person is a United States citizen.

Jeffrey Fanning
President of Lariat, Director of Lariat, Director of Pilgrim Petroleum Corporation.  Pilgrim Petroleum Corporation engages in, among other things, the exploration and development of oil and gas properties.